Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE
---------------------

Contact:  336-436-4855                  Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                     www.labcorp.com


  LABCORP OFFERS EXPANDED PHARMACOGENOMIC SERVICES

BURLINGTON, N.C., June 12, 2000 - The clinical trials testing division of Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-; NYSE: LH) is expanding its established genetic testing capabilities to offer pharmacogenomic services to pharmaceutical and biotechnology companies. Pharmacogenomics involves the use of human DNA sequence variability in the development and prescription of drugs to improve their safety and efficacy. LabCorp incorporates pharmacogenomic testing into clinical trials, where it can be used to correlate patient genotypes to drug responses or clinical endpoints.
     LabCorp has applied pharmacogenomic testing in both infectious diseases and oncology. LabCorp was the first clinical trial central laboratory to provide HIV phenotyping and genotyping to determine drug resistance. LabCorp also performed gene amplification and protein overexpession testing for trials of Genentech's breast cancer drug, Herceptin-Registered Trademark- , utilizing patient stratification to improve drug efficacy. In addition, it has assisted drug discovery companies with genetic method development and pre-clinical, single nucleotide polymorphism (SNP) identification and characterization.
     "Pharmacogenomics promises a revolution in patient testing that will result in a new paradigm of medical care where therapeutic regimens are safer and more effective," said Scott Neilson, vice president and general manager of LabCorp's clinical trials division. "In the process, it will greatly increase the complexity of testing in clinical trials. This will require central laboratories to be at the leading edge of molecular biology and genetic testing. Given our experience in pharmacogenomic testing for clinical trials, we are uniquely positioned to support clients' drug development efforts."
     By collaborating with a number of genomics companies, LabCorp plans to gain broader access to novel genetic markers and technology platforms, which it will in turn apply to developing and validating genetic tests for use in clinical trials.

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     "By focusing on the assay development expertise of our
Center for Molecular Biology and Pathology, we are able to offer pharmacogenomic tests using multiple methodologies and platforms," explained David Johnston, Ph.D., chief scientific officer for LabCorp clinical trials. "This provides our pharmaceutical and biotechnology partners access to the latest technologies in one location. Because we are not limited to single instrument platform or genomics partnership, we can give our clients a variety of approaches that best meet the needs of their studies."
     LabCorp employs innovative molecular and biochemical genetics techniques to provide pharmacogenetic testing for CYP450, pharmacogenomic assay development, GLP method validation, SNP genotyping, gene expression analysis, genostratification, and monitoring molecular genetic surrogate markers during clinical trials. Its nationwide network of 2,700 patient service centers facilitates collection of DNA samples for extraction and storage for future pharmacogenomic studies.
     Based in Raritan, N.J., LabCorp's clinical trials division is a leading central laboratory supporting global pharmaceutical, biotechnology, and medical device clinical trials with method development and a broad menu of safety and efficacy testing from drug discovery through phase IV.
     With headquarters in Burlington, N.C., Laboratory Corporation of America-Registered Trademark- Holdings is a national clinical laboratory organization, which operates facilities for conducting clinical assays and diagnostic testing throughout the U.S. The company had 1999 revenues of $1.7 billion and employs approximately 18,000.
     The Company noted that each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payers. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.
     For further information, business/financial reporters should contact Pam Sherry, Laboratory Corporation of America-Registered Trademark- Holdings, 358 South Main Street, Burlington, NC 27215, phone: 336-436-4855, e-mail: sherryp@labcorp.com. Trade journal reporters should contact Amy Smith, Worldwide Marketing Manager, Clinical Trials, LabCorp, 69 First Avenue, Raritan, NJ 08869; phone: 908-526-2400, e-mail: smitha@labcorp.com.
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